Mail Stop 6010


      November 16, 2005

Mr. William J. Kullback
Chief Financial Officer and Treasurer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112


	RE: 	Intricon Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 001-05005


Dear Mr. Kullback,


	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant